Filed by Geac Computer Corporation Limited
pursuant to Rule 425 under the Securities Act of 1933 and
deemed filed under Rule 14d-2 of the Securities and Exchange Act of 1934
Subject Company: Extensity, Inc.
Commission File No.: 000-28897

Pursuant to Rule 165 under the Securities Act of 1933 and Rule 14a-12 under the Securities Exchange Act of 1934, the following communication regarding the proposed transaction between Geac Computer Corporation Limited and Extensity, Inc. is filed.

Geac has filed a Registration Statement on Form F-4 and other relevant documents with the United States Securities and Exchange Commission concerning the merger, and Extensity will mail a proxy statement/prospectus to its stockholders in connection with the merger. Extensity security holders are urged to read the proxy statement/prospectus carefully, because it will contain important information about Geac, Extensity and the merger. Investors and security holders will be able to obtain free copies of these documents through the website maintained by the United States Securities and Exchange Commission at www.sec.gov and through the website maintained by The Canadian Depository for Securities Limited at www.sedar.com. In addition, you may obtain the proxy statement/prospectus (when it becomes available) and the other documents filed by Geac with the United States Securities and Exchange Commission by requesting them in writing from Geac, 11 Allstate Parkway, Suite 300, Markham, Ontario L3R 9T8, Canada, Attention: Investor Relations, or by telephone at (416) 815.0700.

Geac and Extensity, and their respective directors, executive officers, certain members of management and employees, may be deemed to be participants in the solicitation of proxies from Extensity’s stockholders in connection with the merger. A description of any interests those participants may have in the merger will be available in the proxy statement/prospectus.

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On February 11, 2003, Geac and Extensity jointly issued the following press release:

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GEAC AND EXTENSITY SET DATE FOR MERGER
EXTENSITY STOCKHOLDER MEETING TO BE HELD MARCH 6, 2003

MARKHAM, Ontario/EMERYVILLE, Calif. — Feb. 11, 2003 — Geac Computer Corporation Limited (TSX:GAC) and Extensity, Inc. (Nasdaq:EXTN) announced that the United States Securities and Exchange Commission has declared effective Geac’s Registration Statement on Form F-4 relating to the proposed acquisition by Geac of Extensity. Extensity has set March 6, 2003 at 9:30 a.m. California time as the date and time for the special meeting of stockholders of Extensity to adopt the merger agreement pursuant to which Extensity will merge with a wholly owned subsidiary of Geac. Proxy/offering materials will be mailed to Extensity’s stockholders on or about February 13, 2003. The companies currently expect the closing of the merger to take place on or about March 6, 2003, shortly following the special meeting of stockholders. Extensity stockholders who have questions about the merger or about the solicitation of proxies should contact Georgeson Shareholder Communications, Inc. at 1-866-295-4329.

About Geac Computer Corporation Limited

Geac Computer Corporation Limited (TSX: GAC) headquartered in Markham, Canada, is a global provider of business-critical software. Geac solutions include cross-industry enterprise business applications for financial administration and human resources functions, and enterprise resource planning applications for manufacturing, distribution, and supply chain management. Geac also provides industry applications to the real estate, restaurant, property, and construction marketplaces, as well as a wide range of applications for libraries, government administration and public safety agencies. Further information is available at http://www.geac.com or through e-mail at info@geac.com

About Extensity:

Extensity is a leading provider of Employee Relationship Management (ERM) solutions — ERM helps enterprises control costs and improve employee effectiveness, enabling every employee to have a positive impact on the bottom line. The Extensity ERM suite automates employee-based financial processes, including business travel and expense reporting, billable and payroll time capture and procurement, in a single, consolidated solution that provides efficiency, control, and effectiveness through analytics. Extensity has licensed more than 1,000,000 seats worldwide to companies like Allianz, A.T. Kearney, Aventis, Cisco Systems, Fluor, and Office Depot. More information about Extensity is available on its Web site located at http://www.extensity.com

Additional Information

Geac has filed a registration statement on Form F-4 with the United States Securities and Exchange Commission concerning the merger, and Extensity will mail a proxy statement/prospectus to its stockholders in connection with the merger. Extensity security holders are urged to read the proxy statement/prospectus carefully, because it will contain important information about Geac, Extensity and the merger. Investors and security holders will be able to obtain free copies of these documents through the website maintained by the United States Securities and Exchange Commission at www.sec.gov. Free copies of these documents may also be obtained from Geac, by request directed to Investor Relations at the address below.

Geac and Extensity, and their respective directors, executive officers, members of management and employees, may be deemed to be participants in the solicitation of proxies from Extensity’s stockholders in connection with the merger. A description of interests those participants may have in the merger will be included in the proxy statement/prospectus.

Forward-Looking Statements

Statements made in this press release relating to the expected closing date of the merger are forward-looking statements that are subject to risks and uncertainties. Important factors that could cause a material difference between these forward-looking statements and actual events include the possibility that the required approval of Extensity stockholders may not be obtained or may be delayed and the possibility that other closing conditions specified in the merger agreement may not be satisfied

Contact Information

Geac	Extensity

Dave Mason or Bruce Wigle
Investor Relations	Bob Spinner
Tel: 416.815.0700	President & CEO
dmason@equicomgroup.com	Tel: 510.594.5700
bwigle@equicomgroup.com	Email: bspinner@extensity.com

Ben Netick
Vice President, Finance
Tel: 510.594.5700
Email: bnetick@extensity.com

Erica Abrams
Investor Relations
Tel: 415.217.7722
Email: erica@blueshirtgroup.com